UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Northeast Bancorp
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

663904209
(CUSIP Number)

August 27, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 663904209

1	NAMES OF REPORTING PERSONS
Magnolia Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Oklahoma
	5	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		0
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (limited liability company)

SCHEDULE 13G

CUSIP No. 663904209

1	NAMES OF REPORTING PERSONS
Ellbar Partners Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Oklahoma
	5	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		0
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (limited liability company)

SCHEDULE 13G

CUSIP No. 663904209

1	NAMES OF REPORTING PERSONS
James F. Adelson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	5	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		0
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

SCHEDULE 13G

CUSIP No. 663904209

1	NAMES OF REPORTING PERSONS
Stephen J. Heyman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	5	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		0
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

SCHEDULE 13G

CUSIP No. 663904209

Item 1(a)                      Name of Issuer.

Northeast Bancorp (“Issuer”)

Item 1(b)                      Address of Issuer’s Principal Executive Offices.

500 Canal Street, Lewiston, Maine 04240

Item 2(a)                      Name of Person Filing.

This Schedule 13G is being jointly filed by Magnolia Capital Partners, LLC (“MCP”), Ellbar Partners Management, LLC (“EPM”), James F. Adelson, and Stephen J. Heyman (each, a “Reporting Person” and, collectively, the “Reporting Persons”) with respect to shares of common stock, par value $1.00 per share of the Issuer (the “Common Stock”) owned directly by MCP.

EPM is the sole Manager of MCP. Messrs. Adelson and Heyman are the joint managers of EPM. EPM, and Messrs. Adelson and Heyman may each exercise voting and dispositive power over the Common Stock held by MCP and, as a result, may be deemed to be indirect beneficial owners of shares of Common Stock held by MCP.

Item 2(b)                      Address of Principal Business Office, or, if none, Residence.

The principal business address of each of the Reporting Persons is 15 East 5th Street, Suite 3200, Tulsa, Oklahoma 74103.

Item 2(c)                      Citizenship or Place of Organization.

MCP and EPM are Oklahoma limited liability companies. Messrs. Adelson and Heyman are U.S. citizens.

Item 2(d)                      Title of Class of Securities.

Common Stock, par value $1.00 per share

Item 2(e)                      CUSIP Number.

663904209

Item 3                      Reporting Person.

Not applicable; the Reporting Persons are filing pursuant to Rule 13d-1(c).

Item 4                      Ownership.

(a)	Amount beneficially owned:

The information required by Item 4(a) is set forth in Row 9 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

(b)	Percent of class:

The information required by Item 4(b) is set forth in Row 11 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

SCHEDULE 13G

CUSIP No. 663904209

(c)           Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

(ii)	Shared power to vote or direct the vote

The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of

The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of

The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

EPM and Messrs. Heyman and Adelson may each exercise sole voting and sole dispositive power over the all securities owned directly by MCP, including, without limitation, the Common Stock. None of EPM, Mr. Adelson,, or Mr. Heyman directly owns any shares of the Common Stock. Under Rule 13d-3 of the Exchange Act, EPM, and Messrs. Adelson and Heyman may be deemed to beneficially own the shares of Common Stock directly owned by MCP.

Item 5                      Ownership of Five Percent or Less of a Class.

[X]

Item 6                      Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Not applicable.

Item 8                      Identification and Classification of Members of the Group.

Not applicable.

Item 9                      Notice of Dissolution of Group.

Not applicable.

SCHEDULE 13G

CUSIP No. 663904209

Item 10                      Certification.

By signing below the undersigned certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 4, 2014.

Magnolia Capital Partners, LLC

By:           Ellbar Partners Management, LLC

By:  /s/ James F. Adelson
                               James F. Adelson, Manager

Ellbar Partners Management, LLC

By:  /s/ Stephen J. Heyman
Stephen J. Heyman, Manager

/s/ James F. Adelson
James F. Adelson

/s/ Stephen J. Heyman
Stephen J. Heyman